Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-271668 Relating to Preliminary Prospectus Supplement Dated May 14, 2025 to Prospectus Dated May 5, 2023

32301 Woodward Avenue

Royal Oak, MI 48073

FOR IMMEDIATE RELEASE

Agree Realty Announces Pricing of $400 Million

of 5.600% Senior Unsecured Notes Due 2035

Inclusive of Prior Hedging Activity the All-In Interest Rate of the Notes is 5.35%

Royal Oak, MI, May 14, 2025 -- Agree Realty Corporation (NYSE: ADC) (the “Company”) today announced that its operating partnership, Agree Limited Partnership (the “Operating Partnership”), priced a public offering of $400 million of its 5.600% senior unsecured notes due 2035 (the “Notes”). The public offering price for the Notes was 99.297% of the principal amount for an effective yield to maturity of 5.692%. The Notes will be senior unsecured obligations of the Operating Partnership, guaranteed by the Company and certain of their subsidiaries. This offering is expected to close on May 23, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to use the net proceeds from this offering for general corporate purposes, including to reduce outstanding indebtedness, and to fund property acquisitions and development activity.

“This offering further increases our liquidity position to a record of approximately $2.6 billion and positions our Company to execute on our growth strategy in 2025 and beyond,” said Peter Coughenour, Chief Financial Officer. “Taking into account the termination of our forward starting swaps, the Notes have an all-in interest rate of approximately 5.35%. The Notes extend our weighted-average debt maturity and strengthen our fortress balance sheet which has no material debt maturities until 2028.”

J.P. Morgan, Mizuho, PNC Capital Markets LLC, Wells Fargo Securities, BofA Securities and Citigroup acted as joint book-running managers for the offering. Regions Securities LLC, US Bancorp, Morgan Stanley, SMBC Nikko, Raymond James, and Stifel served as co-managers for the offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective under the Securities Act of 1933, as amended, upon filing with the SEC. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, or by contacting: J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eg_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, New York 10020, by telephone (toll-free) at 1-866-271-7403; PNC Capital Markets LLC, Attention Debt Capital Markets, Fixed Income Transaction Execution, 300 Fifth Avenue, 10th Floor, Pittsburgh, PA 15222, at 1-855-881-0697; or Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, at 1-800-645-3751 or email: wfscustomerservice@wellsfargo.com.

The offering of the securities was made only by means of a prospectus supplement and accompanying prospectus, which are on file with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Agree Realty Corporation

Agree Realty Corporation is a publicly traded real estate investment trust that is RETHINKING RETAIL through the acquisition and development of properties net leased to industry-leading, omni-channel retail tenants. As of March 31, 2025, the Company owned and operated a portfolio of 2,422 properties, located in all 50 states and containing approximately 50.3 million square feet of gross leasable area. The Company’s common stock is listed on the New York Stock Exchange under the symbol “ADC”.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. No assurance can be given that the offering discussed above will be completed on the terms described or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “may,” “will,” “seek,” “could,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could materially affect the Company’s results of operations, financial condition, cash flows, performance or future achievements or events. Currently, some of the most significant factors, include the potential adverse effect of ongoing worldwide economic uncertainties and increased inflation and interest rates on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets. The extent to which these conditions will impact the Company and its tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Moreover, investors are cautioned to interpret many of the risks identified in the risk factors discussed in the Company’s Annual Report on Form 10-K and subsequent quarterly reports filed with the Securities and Exchange Commission (the “SEC”), as well as the risks set forth below, as being heightened as a result of the ongoing and numerous adverse impacts of the macroeconomic environment. Additional important factors, among others, that may cause the Company’s actual results to vary include the general deterioration in national economic conditions, weakening of real estate markets, decreases in the availability of credit, increases in interest rates, adverse changes in the retail industry, the Company’s continuing ability to qualify as a REIT and other factors discussed in the Company’s reports filed with the SEC. The forward-looking statements included in this press release are made as of the date hereof. Unless legally required, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, changes in the Company’s expectations or assumptions or otherwise.

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Contact:

Peter Coughenour

Chief Financial Officer

Agree Realty Corporation

(248) 737-4190